UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2 )1

LJ International Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

G55312105
(CUSIP Number)

January 29, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G55312105

1	NAME OF REPORTING PERSON RCG Crimson Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 66,667 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 66,667 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,667 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON PN

(1)  Includes 16,667 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. G55312105

1	NAME OF REPORTING PERSON RCG Baldwin, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 200,000 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 200,000 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. G55312105

1	NAME OF REPORTING PERSON RCG Enterprise, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 450,000 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 450,000 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,000 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON CO

(1)  Includes 50,000 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. G55312105

1	NAME OF REPORTING PERSON Portside Growth and Opportunity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 100,000 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 100,000 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON CO

(1)  Consists of 100,000 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. G55312105

1	NAME OF REPORTING PERSON Ramius Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 200,000 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 200,000 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. G55312105

1	NAME OF REPORTING PERSON Ramius Capital Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 926,667 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 926,667 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,667 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON IA, OO

(1)  Includes 166,667 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. G55312105

1	NAME OF REPORTING PERSON C4S & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 926,667 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 926,667 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,667 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON OO

(1)  Includes 166,667 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. G55312105

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 926,667 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 926,667 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,667 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON IN

(1)  Includes 166,667 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. G55312105

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 926,667 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 926,667 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,667 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON IN

(1)  Includes 166,667 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. G55312105

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 926,667 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 926,667 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,667 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON IN

(1)  Includes 166,667 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. G55312105

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 926,667 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 926,667 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,667 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON IN

(1)  Includes 166,667 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. G55312105

Item 1(a).	Name of Issuer:

LJ International Inc., a British Virgin Islands company (the “Company”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

Unit #12, 12/F, Block A
Focal Industrial Centre
21 Man Lok Street, Hung Hom, Hong Kong

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Ramius Capital Group, L.L.C. (“Ramius Capital”)
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: Delaware

RCG Crimson Partners, L.P. (“RCG Crimson”)
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: Delaware

RCG Baldwin, L.P. (“RCG Baldwin”)
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: Delaware

RCG Enterprise, Ltd (“RCG Enterprise”)
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: Cayman Islands

Portside Growth and Opportunity Fund (“Portside”)
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: Cayman Islands

Ramius Advisors, LLC (“Ramius Advisors”)
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: Delaware

CUSIP NO. G55312105

C4S & Co., L.L.C. (“C4S”)
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: Delaware

Peter A. Cohen (“Mr. Cohen”)
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: United States

Morgan B. Stark (“Mr. Stark”)
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: United States

Thomas W. Strauss (“Mr. Strauss”)
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: United States

Jeffrey M. Solomon (“Mr. Solomon”)
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

G55312105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

CUSIP NO. G55312105

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the date hereof, (i) RCG Crimson beneficially owns 50,000 shares of Common Stock and 16,667 shares of Common Stock issuable upon the exercise of certain warrants, (ii) RCG Baldwin beneficially owns 200,000 shares of Common Stock, (iii) RCG Enterprise beneficially owns 400,000 shares of Common Stock and 50,000 shares of Common Stock issuable upon the exercise of certain warrants, and (iv) Portside beneficially owns 100,000 shares of Common Stock issuable upon the exercise of certain warrants.

Ramius Advisors, as the general partner of RCG Baldwin with voting control and investment discretion over securities held by RCG Baldwin, may be deemed to beneficially own the 200,000 shares of Common Stock beneficially owned by RCG Baldwin.

Ramius Capital is the general partner of RCG Crimson, the investment manager of each of Portside and RCG Enterprise and the sole member of Ramius Advisors, and has the power to direct some of the affairs of each of RCG Crimson, Portside, RCG Enterprise and Ramius Advisors, including decisions respecting the disposition of the proceeds from the sale of shares of the Common Stock.  C4S is the managing member of Ramius Capital and in that capacity directs its operations.  Messrs. Cohen, Stark, Strauss and Solomon are the sole managing members of C4S, and in that capacity, direct its operations.  As a result, each of Ramius Capital, C4S and Messrs. Cohen, Stark, Strauss and Solomon may be deemed to beneficially own the 926,667 shares of Common Stock beneficially owned in the aggregate by RCG Crimson, Portside, RCG Baldwin and RCG Enterprise.

CUSIP NO. G55312105

As a result of a reorganization of certain of the Reporting Persons and their affiliates, the Common Stock reported on this Schedule 13G as being owned by Ramius Securities, L.L.C. (“Ramius Securities”) were transferred to RCG Enterprise, its affiliate.  As of the date hereof, Ramius Securities no longer beneficially owns any Common Stock.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.  In addition, each of Ramius Capital, C4S and Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of the shares held by RCG Crimson, Portside, RCG Baldwin and RCG Enterprise and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

	(b)	Percent of class:

Based on 18,977,371 shares issued and outstanding as of December 31, 2006 as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 28, 2007, (i) RCG Crimson may be deemed to beneficially own less than one percent of the outstanding shares of Common Stock, (ii) RCG Baldwin may be deemed to beneficially own 1.1% of the outstanding shares of Common Stock, (iii) RCG Enterprise may be deemed to beneficially own 2.4% of the outstanding shares of Common Stock, (iv) Portside may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock and (v) each of Ramius Capital, C4S and Messrs. Cohen, Stark, Strauss and Solomon may be deemed to beneficially own 4.8% of the outstanding shares of Common Stock.

	(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

	(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

	(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

	(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

CUSIP NO. G55312105

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. G55312105

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2008

RCG ENTERPRISE, LTD		RAMIUS ADVISORS, LLC

By:	Ramius Capital Group, L.L.C.,	By:	Ramius Capital Group, L.L.C.,
	its investment manager		its sole member
By:	C4S & Co., L.L.C.,	By:	C4S & Co., L.L.C.,
	as managing member		as managing member

RCG BALDWIN, L.P.		RCG CRIMSON PARTNERS, L.P.

By:,	Ramius Advisors, LLC	By:	Ramius Capital Group, L.L.C.,
	its general partner		its general partner
By:	Ramius Capital Group, L.L.C.,	By:	C4S & Co., L.L.C.,
	its sole member		as managing member
By:	C4S & Co., L.L.C.,
as managing member

PORTSIDE GROWTH AND		RAMIUS CAPITAL GROUP, L.L.C.
OPPORTUNITY FUND
		By:	C4S & Co., L.L.C.,
By:	Ramius Capital Group, L.L.C.,		as managing member
its investment manager

By:	C4S & Co., L.L.C.,	C4S & CO., L.L.C.
as managing member

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss